Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               November 20, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1831
                       Total Income Portfolio, Series 15
                       File Nos. 333-227518 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1831, filed on September 25, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 15 (the "trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The duration example in the seventh bullet uses a duration of five years. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: The sponsor confirms that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the example does not need to be revised.

Investment Summary -- Fees and Expenses

     2. Footnote (3) to the fee table states that the creation and development fee "is $0.050 per unit and is paid to the sponsor at the close of the initial offering period." Please also disclose in this footnote whether shareholders who invest after the close of the initial offering period will be required to pay the creation and development fee.

     Response: The following sentence will be added as the third sentence in the referenced footnote (3): "Units purchased after the close of the initial offering period do not pay the C&D Fee."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren